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06050323

UNITED STATES
[...]S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[...]AL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46821

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2005 (MM/DD/YY) AND ENDING October 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Montrose Securities International

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
JAN 29 2007
THOMSON
FINANCIAL

44 Montgomery Street, Suite 3050
(No. and Street)

San Francisco, (City) California (State) 94104-4804 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Y. Leung (415) 399-9955
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

SEC MAIL PROCESSING
RECEIVED
DEC 28 2006

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
1/26/07

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RB

OATH OR AFFIRMATION

I, Philip Y. Leung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montrose Securities International, as of October 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of ______
County of ______
Subscribed and sworn (or affirmed) to before me this ____ day of ______, ____

______
Notary Public

PHILIP [signature]
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California County of San Francisco
Subscribed and sworn to (or affirmed) before me on this 28 day of Nov 2006 by Philip Y. Leung
personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature Pamela Kahn

(Seal)

PAMELA KAHN
COMM #1679780
Notary Public-California
SAN FRANCISCO COUNTY
My Comm. Exp. Aug 3, 2010

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Montrose Securities International:

We have audited the accompanying statement of financial condition of Montrose Securities International (the Company) as of October 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montrose Securities International as of October 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 28, 2006

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Montrose Securities International
Statement of Financial Condition
October 31, 2006

ASSETS

Cash	$ 260,724
Cash in reserve	86,561
Receivable from brokers, dealers, and clearing organizations	341,871
Furniture & equipment, net	3,046
Deposits	5,035
Prepaid income taxes	8,461
Total assets	$ 705,698

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 147,946
Pension payable	204,788
Total liabilities	352,734
Stockholder's equity	
Common stock, no par value; 100,000 shares authorized, 1,000 shares issued and outstanding	30,000
Retained earnings	322,964
Total stockholder's equity	352,964
Total liabilities and stockholder's equity	$ 705,698

The accompanying notes are an integral part of these financial statements.

Montrose Securities International
Statement of Income
For the Year Ended October 31, 2006

Revenues	
Commissions income	$ 3,651,562
Interest income	22,910
Total revenues	3,674,472
Expenses	
Employee compensation and benefits	1,819,583
Commissions and floor brokerage	1,399,186
Communications	11,287
Occupancy and equipment rental	64,665
Taxes, other than income taxes	57,532
Other operating expenses	319,392
Total expenses	3,671,645
Income (loss) before income taxes	2,827
Income tax provision	2,339
Net income (loss)	$ 488

The accompanying notes are an integral part of these financial statements.

Montrose Securities International
Statement of Changes in Stockholder's Equity
For the Year Ended October 31, 2006

	Common Stock	Retained Earnings	Total
Balance at October 31, 2005	$ 30,000	$ 322,476	$ 352,476
Net income (loss)	–	488	488
Balance at October 31, 2006	$ 30,000	$ 322,964	$ 352,964

The accompanying notes are an integral part of these financial statements.

Montrose Securities International
Statement of Cash Flows
For the Year Ended October 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ 488
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Deprecation	$ 2,520	
(Increase) decrease in:		
Cash in reserve	(85,689)	
Receivable from brokers, dealers and clearing firms	(156,877)	
Prepaid income taxes	(8,461)	
Increase (decrease) in:		
Accounts payable and accrued expenses	(91,085)	
Commissions payable	54,168	
Pension payable	204,788	
Income tax payable	(9,344)	
Total adjustments		(89,980)
Net cash provided by provided by (used in) operating activities		(89,492)
Cash flows from investing activities:		–
Cash Flows from financing activities:		–
Net increase (decrease) in cash		(89,492)
Cash at beginning of year		350,216
Cash at end of year		$ 260,724

Supplemental disclosures of cash flow information:

Cash paid during the year for	
Interest	$ –
Income taxes	$ 19,884

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Montrose Securities International ("the Company") was incorporated in California on November 22, 1993. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers and the Securities Investors Protection Corporation.

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer.

The Company deals in international and domestic equities. The Company maintains correspondent brokerage relationship with several broker/dealers.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ form those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives ranging from five (5) to seven (7) years by the straight-line method.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: CASH IN RESERVE

Cash of $86,581 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. (See Schedule II).

Note 3: FURNITURE & EQUIPMENT, NET

Furniture and furniture consists of the following:

		Depreciable Life Years
Furniture	$ 40,999	7
Computers and software	35,413	5
Office equipment	10,599	5
	87,011	
Accumulated depreciation	(83,965)	
Total equipment and furniture, net	$ 3,046	

Depreciation expense for the year ended October 31, 2006 was $2,520.

Note 4: INCOME TAX PROVISION

For the year ended October 31, 2006, the Company recorded the following tax provision.

Current Federal Taxes	$ 1,539
Current State Taxes	800
Total income tax provision	$ 2,339

Note 5: PENSION PLAN

The Company maintains a section 412 (i) qualified defined benefit plan. This is often referred to as a "fully insured retirement plan." All employees are eligible for the plan after working for one (1) year, if they are over 21 years old, and they are not part of a collective bargaining unit or a resident alien. Under this plan the Company is allowed to "carve out" employees, in a non–discriminatory fashion, from participating in the plan. Plan assets must be maintained in either life insurance or fixed annuities/contracts and have an IRS letter of determination. For the year ended October 31, 2006, the Company made a contribution of $295,683 to the plan.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases office space in San Francisco, California under a sixty (60) month operating lease expiring July 31, 2008. Future minimum lease expenses are as follows:

Year Ending October 31,	
2007	$ 63,621
2008	48,681
2009 and thereafter	–
	$ 112,302

Rent expense for the year ending October 31, 2006 were $64,665.

The Company has a lease agreement for an automobile. Auto expense under this agreement for the year ended October 31, 2006 was $30,950.

The future minimum lease expense are:

October 31,	
2007	$ 2,567
2008 and thereafter	–
Total	$ 2,567

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended October 31, 2006, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company maintains a commission recapture/rebate program. Under this program the Company rebates a portion of its commission income back to its customer.

Note 7: RELATED PARTY TRANSACTIONS

The Company shares facilities with Montrose Asset Management ("Montrose"), which shares common ownership with the Company. The Company pays certain operating expenses relating to the rental of office space and various equipment on behalf of Montrose.

Montrose has performed consulting services for the Company and at October 31, 2006, has been paid $134,000 for those services.

Note 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (" FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on October 31, 2006, the Company had net capital of $334,791, which was $84,791 in excess of its required net capital of $250,000; and the Company's ratio of aggregate indebtedness ($352,734) to net capital was 1.05 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $42,104 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 376,895
Adjustments:		
Retained earnings	$ (44,291)	
Non-allowable assets	2,187	
Total adjustments		(42,104)
Net capital per audited statements		$ 334,791

Montrose Securities International
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of October 31, 2006

Computation of net capital		
Common stock	$ 30,000	
Retained earnings	322,964	
Total stockholder's equity		$ 352,964
Less: Non–allowable assets		
Equipment and furniture, net	(3,046)	
Deposits	(5,035)	
Prepaid income taxes	(8,461)	
Receivable from brokers over 30 days	(1,631)	
Total non–allowable assets		(18,173)
Net capital		334,791
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 23,516	
Minimum dollar net capital required	$ 250,000	
Net capital required (greater of above)		(250,000)
Excess net capital		$ 84,791
Ratio of aggregate indebtedness to net capital	1.05: 1	

There is a $42,104 difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5. See Note 11.

See independent auditor's report.

Montrose Securities International
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of October 31, 2006

Credit Balances	
Free credit balances and other credit balances in customers' security accounts	$ –
Customers' securities failed to receive	–
Total credits	$ –
Debit Balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	–
Failed to deliver of customers' securities not older than 30 calendar days	–
Total debits	–
Reserve Computation	
Excess of total credits over total debits	$ –
Reserve required at 105%	$ –
Amount held on deposit in reserve account at October 31, 2006	$ 86,561
Deposit (withdrawal) after year end	–
Amount in reserve account	$ 86,561

There is no material difference between reserve requirements here and reserve requirements as calculated by the Company.

See independent auditor's report.

Montrose Securities International
Schedule III-Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of October 31, 2006

A computation of reserve requirements is not applicable to Montrose Securities International as the Company qualifies for exemption under rule 15c3-3 (k)(2)(ii). However, for purposes of presentation, the Company has included a Schedule II – Computation for Determination of Reserve to highlight the amount held on deposit in the reserve account.

See independent auditor's report.

Montrose Securities International
Schedule IV-Information Relating to Possession or Control
Requirements Under to Rule 15c3-3
As of October 31, 2006

Information relating to possession or control requirements is not applicable to Montrose Securities International as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Montrose Securities International

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended October 31, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Montrose Securities International:

In planning and performing our audit of the financial statements and supplemental schedules of Montrose Securities International (the Company), for the year ended October 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 28, 2006

Montrose Securities International

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended October 31, 2006